                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               -------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. 3)


                             FUISZ TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    359536109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Not Applicable
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [ ] Rule 13d -(c)
          [X] Rule 13d-1(d)


                                Page 1 of 5 pages

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CUSIP No.  359536109                    13G           Page  2  of   5   Pages
         -----------                                      -----   -----
------------------------                              --------------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITES ONLY)

           Dr. Richard C. Fuisz
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                      (b) [ ]

           Not Applicable
--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
      NUMBER OF       5.     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                        570,000*
      OWNED BY        ----------------------------------------------------------
   EACH REPORTING     6.     SHARED VOTING POWER
     PERSON WITH                                        -0-
                      ----------------------------------------------------------
                      7.     SOLE DISPOSITIVE POWER
                                                        570,000*
                      ----------------------------------------------------------
                      8.     SHARED DISPOSITIVE POWER
                                                        -0-
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  570,000*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                  Not Applicable                         [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  2.5%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                  IN
--------------------------------------------------------------------------------

     *On November 11, 1998, Dr. Fuisz entered into a binding agreement to sell 4,200,000 shares of Fuisz Technologies Ltd. Common Stock to Elan Corporation. Up to the date hereof, Elan has not paid for such shares (with transfer of approximately 1,000,000 common shares of Elan in ADR form) and so on February 4, 1999, Dr. Fuisz brought suit against Elan for performance of the agreement. A copy of the complaint filed in such litigation is attached hereto in Exhibit I.

-----------------------                                  -----------------------
CUSIP No.   359536109                  13G               Page  3  of  5   Pages
          -----------                                        -----  -----
-----------------------                                  -----------------------

                                  Schedule 13G

     The information contained herein is filed with respect to the Common Stock, par value $0.01 per share (the "Stock"), of Fuisz Technologies Ltd. by Richard
C. Fuisz, M.D. ("Dr. Fuisz").

ITEM 1 (a)         NAME OF ISSUER:

                   Fuisz Technologies Ltd.

ITEM 1(b)          ADDRESS OF ISSUER'S PRINCIPAL EXECTUIVE OFFICES

                   14555 Avion at Lakeside
                   Chantilly, Virginia  20151

ITEM 2 (a)         NAME OF PERSON FILING:

                   See Cover Page Item 1.

ITEM 2(b)          ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                   14555 Avion at Lakeside
                   Chantilly, Virginia  20151

ITEM 2(c)          CITIZENSHIP

                   See Cover Page Item 4.

ITEM 2(d)          TITLE OF CLASS OF SECURITIES:

                   Common Stock, par value $0.01 per share

ITEM 2(e)          CUSIP NUMBER:

                   359536109

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

                   Not Applicable

-----------------------                                  -----------------------
CUSIP No.   359536109                  13G               Page  4  of  5  Pages
          -----------                                        -----  -----
-----------------------                                  -----------------------

ITEM 4.          OWNERSHIP

ITEM 4(a)        AMOUNT BENEFICIALLY OWNED:

                 This amount consists of 570,000 shares issuable under outstanding stock options exercisable within 60 days following December 31, 1998. This amount does not include shares held by the Richard C. Fuisz Children's Trust, an irrevocable trust founded for the benefit of the children of Dr. Fuisz of which Dr. Fuisz is the grantor. The trustee of the trust is The Bankers Trust Company. Dr. Fuisz disclaims beneficial ownership of these shares.

ITEM 4(b)        PERCENT OF CLASS:

                 See Cover Page Item 11.

ITEM 4(c)        NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)    sole power to vote or to direct the vote:
                        See Cover Page Item 5.

                 (ii)   Shared power to vote or to direct the vote:
                        See Cover Page Item 6.

                 (iii)  Sole power to dispose or to direct the disposition of:
                        See Cover Page Item 7.

                 (iv)   Shared power to dispose or to direct the disposition of:
                        See Cover Page Item 8.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                 Not Applicable

------------------------                                ------------------------
CUSIP No.   359536109                   13G             Page  5  of  5  Pages
          -----------                                       -----  -----
------------------------                                ------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable

ITEM 10.          CERTIFICATIONS

                  Not Applicable

                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 1999
---------------------------------
Date

   /S/ Dr. Richard C. Fuisz
---------------------------------
Signature

Dr. Richard C. Fuisz, Chairman
---------------------------------
Name/Title

                                                                       EXHIBIT I


SKADDEN, ARPS, SLATE,
 MEAGHER & FLOM LLP
Jonathan J. Lerner (JL 7117)
919 Third Avenue
New York, New York  10022
(212) 735-3000

SKADDEN, ARPS, SLATE,
 MEAGHER & FLOM LLP
Richard L. Brusca (RB 1515)
August J. Matteis, Jr.
Robyn C. Quattrone
1440 New York Avenue, N.W.
Washington, D.C.  20005
(202) 371-7000

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

----------------------------------- x

DR. RICHARD C. FUISZ                :
and FUISZ TECHNOLOGIES LTD.,

                                    :
                  Plaintiffs,
                                    :

      v.                                 Civil Action No. _______

                                    :
ELAN CORPORATION, plc,

                  Defendant.        :    COMPLAINT

----------------------------------- x

         Plaintiffs, Dr. Richard C. Fuisz and Fuisz Technologies Ltd., by their undersigned counsel, for their complaint against Elan Corporation, plc, allege upon knowledge with respect to themselves, and upon information and belief as to all other matters, as follows:

      THE PARTIES

1. Plaintiff Dr. Richard C. Fuisz is a United States Citizen, and he resides in McLean, Virginia. He is the founder and Chairman of the Board of Directors of Fuisz Technologies Ltd.

2. Plaintiff Fuisz Technologies Ltd. ("Fuisz Technologies") is a Delaware corporation with its principal place of business in Chantilly, Virginia. The company is engaged in the researching, developing, licensing, commercializing and manufacturing of its proprietary technologies for a wide range of pharmaceutical and other applications. The bedrock of Fuisz Technologies is its proprietary drug-delivery processes.

3. Defendant Elan Corporation, plc ("Elan Corp.") is organized under the laws of Ireland and is headquartered in Dublin 2, Ireland. It is a pharmaceutical company that competes with Fuisz Technologies in the drug delivery area. It transacts substantial business in the United States, including New York, and its securities are traded on the New York Stock Exchange.

                              SUMMARY OF THE ACTION

1. Since January 1998, Elan Corp. has been engaged in a series of negotiations and other transactions with Fuisz Technologies and its founder, Dr. Richard C. Fuisz, concerning a strategic combination between the two companies. This action arises out of Elan Corp.'s flagrant breach of three binding contracts that were entered into by the company's highest officials during that time period.

2. First, on January 22, 1999, Elan Corp. breached an oral contract to purchase stock from Dr. Fuisz. As set forth more fully below, on November 11, 1998, Donal Geaney, Elan Corp.'s Chief Executive Officer and Chairman of the Board of Directors, and Thomas Lynch, the company's Chief Financial Officer, unequivocally agreed to all of the material terms of a contract to purchase Dr. Fuisz's stock in Fuisz Technologies, which constituted nearly 20% of the company's outstanding shares. After all of the material terms of the contract were firmly agreed upon, these men stated that the deal was complete and shook hands to confirm the same. Mr. Lynch then congratulated Dr. Fuisz for having sold his shares.

3. In a series of letters sent to counsel for Elan Corp. in the days that followed, the General Counsel for Fuisz Technologies, Stephen H. Willard, repeatedly confirmed: (1) that the parties had entered into a binding agreement on November 11, 1998; and (2) the material terms of that agreement. Elan Corp. never disputed Mr. Willard's description of the events that transpired on November 11th, but rather acted in a manner that was entirely consistent with the existence of a binding agreement.

4. Nonetheless, after giving numerous assurances that the contract would be memorialized in a writing and that performance would follow promptly thereafter, Elan Corp., on January 22, 1999, announced, without explanation, that it was reneging on the contract.

5. Second, Elan Corp. breached a confidentiality agreement between it and Fuisz Technologies, signed on March 3, 1998 (the "Confidentiality Agreement"). The Confidentiality Agreement requires that Elan Corp. return all materials that it obtained from Fuisz Technologies upon demand. The Confidentiality Agreement also requires Elan Corp. to keep confidential all information, including sensitive business and financial projections, trade secrets and other confidential materials, that it obtained from Fuisz Technologies. Elan Corp. has completely ignored Fuisz Technologies' demand for the return of such materials and has accordingly breached the Confidentiality Agreement. Elan Corp. has also misappropriated trade secrets and other confidential information in violation of the Confidentiality Agreement and the common law to the detriment of Fuisz Technologies.

6. Finally, on December 23, 1998, Donal Geaney, on behalf of Elan Corp., entered into a written option contract that granted Elan Corp. the exclusive option to enter into a licensing and manufacturing agreement with Fuisz Technologies. As consideration for the option, Elan Corp. was obligated to pay $5,000,000 to Fuisz Technologies by January 31, 1999. Despite a demand for payment on February 1, 1999, Elan Corp. has neither paid, nor made arrangements to pay, any amount to date, and has therefore breached the option contract.

7. Accordingly, Dr. Fuisz and Fuisz Technologies bring this action and seek all of the relief to which they are entitled by law and equity.

                             JURISDICTION AND VENUE

1. This Court has diversity jurisdiction over the subject matter of this case pursuant to 28 U.S.C. Section 1332(a)(2) because the controversy is between citizens of a state and a citizen or subject of a foreign state and the amount in controversy for each plaintiff exceeds $75,000, exclusive of interests and costs.

2.       Venue is proper in this Court pursuant to 28 U.S.C. Section 1391(d).
By agreement dated March 3, 1998, Elan Corp. and Fuisz Technologies consented to this Court's exclusive jurisdiction with respect to Fuisz Technologies' claims against Elan Corp.

      FACTUAL BACKGROUND

A. Fuisz Technologies and Elan Corp. Directly Compete in the Fiercely Competitive Drug Delivery Industry.

1. In recent years, the global healthcare industry has become extremely competitive in response to an increased emphasis on containing healthcare costs. To contain the costs of pharmaceutical drugs, healthcare providers demand less expensive and/or more efficient drugs from drug manufacturers. One approach taken by drug manufacturers to meet that demand is to apply new drug delivery technologies to the manufacturing process that increase the desirability and efficacy of drugs that are already on the market. For example, some pharmaceutical companies have added "modified absorption" technologies to their manufacturing processes, which enable those companies to increase or decrease the absorption rate or the time and/or location at which a particular drug will enter a user's blood stream. Other companies have used "taste masking" technologies in their manufacturing processes, the result being that undesirable tasting drugs become tasteless and therefore can be administered in formulations which dissolve in the mouth without the need for fluids, thus making for more convenient administration of the drug.

2. Fuisz Technologies and Elan Corp. compete directly in, among other things, the development, licensing, manufacturing and marketing of their proprietary drug delivery technologies in the United States, Ireland and throughout the world. Both companies have developed, licensed and commercialized competing "modified absorption" and "taste masking" processes. Indeed, proprietary drug delivery technologies are the most valuable assets of both Fuisz Technologies and Elan Corp.

3.
B.    Confidential and Proprietary Technologies, Trade Secrets and
      Other Information Is the Life Blood of the Pharmaceutical Industry.

1. In this intensely competitive environment, the protection of proprietary confidential information and trade secrets is crucial to the continued existence of the companies. In addition to the possibility of competitors stealing valuable technologies, it is essential, for a number of reasons, that drug delivery companies keep confidential certain aspects of their business relationships with their drug manufacturing clients. For example, it is crucial that the pricing structures contained in contracts and proposed contracts between drug manufacturers and drug delivery companies remain confidential. Since drug delivery companies compete for the same manufacturer clients, knowledge of the price term of a competitor's contract could open the door for attempts at undercutting the price and taking the drug manufacturer client at issue with respect to a particular contract.

2. Moreover, drug manufacturer clients themselves are extremely sensitive with respect to keeping their arrangements with drug delivery companies absolutely confidential because the very fact that a certain drug is being manufactured with a certain drug delivery process is valuable knowledge in the hands of a drug manufacturer's competitor. With such information, that competitor could try to implement the same drug delivery process with respect to its own product. Accordingly, drug delivery companies must gain the unwavering trust of drug manufacturing companies that certain aspects of any relationship between the two companies would be kept strictly confidential.

C.    Elan Corp. Gained Access to Confidential and Propriety
      Fuisz Technologies Trade Secrets and Information When Elan
      Corp. First Expressed the Intent to Acquire Fuisz Technologies.

1. Elan Corp. began its pursuit of a strategic business combination with Fuisz Technologies when it expressed an interest in acquiring Fuisz Technologies in July 1994. At that time, Dr. Richard C. Fuisz, the founder and Chairman of the Board of Directors of Fuisz Technologies, began negotiating the prospective acquisition with Don Panoz, who was then the Chairman of Elan Corp.'s Board of Directors. During the negotiation process, Elan Corp. conducted an extensive due diligence review of Fuisz Technologies and gained access to highly confidential information regarding proprietary technologies, client databases, the terms of certain business agreements entered into by Fuisz Technologies, and projected business plans, strategies and financial goals of the company.

2. After Elan Corp. completed its due diligence review of Fuisz Technologies, negotiations related to a prospective acquisition dragged out for a number of months. However, in July 1995, Elan Corp. reiterated its interest in acquiring Fuisz Technologies and insisted on conducting a second due diligence review. In its efforts to consummate the deal, Fuisz Technologies provided Elan Corp. updated versions of essentially the same highly sensitive and confidential information that it had provided the year before. Dr. Fuisz, and to a lesser extent, Stephen H. Willard, then outside counsel to Fuisz Technologies (and currently its General Counsel), participated in negotiations in connection with the prospective acquisition with Donal Geaney, currently the Chief Executive Officer and Chairman of the Board of Directors of Elan Corp., and Thomas Lynch, the Chief Financial Officer (and now also a Director) of Elan Corp.

3. In August 1995, the parties reached an agreement as to the basic terms of the deal; however, Fuisz Technologies was told that the transaction was contingent on approval by Elan Corp.'s Board of Directors. In August 1995, Martin Kelleher, counsel for Elan Corp., informed Fuisz Technologies that the Board had approved the deal. Remarkably, however, three days later Mr. Lynch sent a facsimile to Dr. Fuisz which stated, without explanation, that the Board had rejected the acquisition.

D.    Elan Corp. Again Gained Access to Confidential and
      Proprietary Information When it Expressed an Interest to Acquire Fuisz Technologies in 1998.

1. In January 1998, Elan Corp. once again expressed an interest in acquiring Fuisz Technologies. While Dr. Fuisz had some concerns about exploring that avenue again given the actions of Elan Corp. on the prior transaction, he was given assurances by Donal Geaney, the Chief Executive Officer and Chairman of the Board of Directors of Elan Corp., that Elan Corp. was a different company now that he was in charge.

2. With those assurances, Kenneth W. McVey, the President, Chief Executive Officer and a Director of Fuisz Technologies, had discussions with Messrs. Geaney and Lynch in January and February 1998 regarding the proposed acquisition.

3. Pursuant to those discussions, on March 3, 1998, Elan Corp. and Fuisz Technologies entered into a confidentiality agreement to protect proprietary, confidential and other information exchanged between the companies. Mr. McVey then provided Messrs. Geaney and Lynch with copies of Fuisz Technologies' highly confidential five-year business plan, which included, among other sensitive materials, a description of Fuisz Technologies' manufacturing agreements and other business relationships with various drug manufacturers. Non-public confidential financial reports and projections were also provided to Elan Corp.

4. In May 1998, Elan Corp. represented that, while it was still extremely interested in pursuing a strategic combination with Fuisz Technologies, any investment in Fuisz Technologies would have to be delayed until Elan Corp. completed the acquisition of two other corporations in unrelated transactions. Accordingly, little else occurred until the discussions recommenced in early Fall 1998.

E.    Elan Corp. Considered Buying Dr. Fuisz's
      Shares of Fuisz Technologies Stock.

1. After completing the acquisitions of the two unrelated companies, Elan Corp. was prepared to reconvene discussions with Fuisz Technologies in September 1998. At that time, since the negotiations relating to an acquisition had not progressed very far, Dr. Fuisz proposed to Mr. Geaney that Elan Corp. accomplish the acquisition of Fuisz Technologies in two stages, the first of which would be to obtain just under 20% of the company by purchasing treasury stock. Mr. Geaney stated that he was not interested in purchasing treasury stock from the company.

2. Accordingly, after substantial deliberation, Dr. Fuisz later offered to sell to Elan Corp. a block of his Fuisz Technologies shares that would amount to just under 20% of the company's outstanding stock.

F. Fuisz Technologies Began to Negotiate a Licensing and Manufacturing Agreement with Elan Corp.

1. While Dr. Fuisz was engaged in discussions with Elan Corp. regarding the prospective stock purchase, Fuisz Technologies, through Kenneth McVey, was negotiating a licensing and manufacturing agreement pursuant to which Elan Corp. would manufacture certain drugs for Fuisz Technologies in an underutilized facility owned by Elan Corp. in Athlone, Ireland (hereinafter, the "L&M Agreement"). Pursuant to those negotiations, in October 1998 Elan Corp. conducted an extensive due diligence review of Fuisz Technologies, which included a team of seven Elan Corp. employees conducting meetings and a thorough review of Fuisz Technologies' corporate facilities in Chantilly, Virginia. In addition, Fuisz Technologies once again produced updated financial and other highly confidential information to Elan Corp.

2. At a November 5, 1998 meeting of Fuisz Technologies' Board of Directors from which Dr. Fuisz recused himself, Mr. McVey briefed the Board on the negotiations regarding the prospective L&M Agreement between Elan Corp. and Fuisz Technologies. He also noted to the Board that an equity investment in Fuisz Technologies (i.e., Dr. Fuisz's shares) would likely precede a strategic alliance formed between the companies. While there was no suggestion that the purchase of Dr. Fuisz's stock was a prerequisite to the L&M Agreement, certain members of the Board stated that the stock purchase would add a level of comfort to the proposed L&M Agreement through which Elan Corp. -- a direct competitor of the company -- would gain access to valuable proprietary information related to the products that were to be manufactured in the Athlone facility. Indeed, as the holder of the largest single interest in Fuisz Technologies, Elan Corp. would have a strong incentive not to compete unfairly with Fuisz Technologies by abusing its access to Fuisz confidences and trade secrets. In addition, since the stock purchase would likely afford Elan Corp. the opportunity to place an individual on Fuisz Technologies' Board of Directors, such appointment would create fiduciary duties on the part of Elan Corp. with respect to Fuisz Technologies.

3. Accordingly, the Board consented to Dr. Fuisz's sale of stock to Elan Corp., thereby waiving certain protections under Delaware General Corporate Law
203. Moreover, the Board agreed to allow Donal Geaney to become a director in the event that Elan Corp. purchased Dr. Fuisz's stock. Finally, the Board formally expressed its gratitude to Dr. Fuisz for his "strict attention to the needs of the Company in his dealing with Elan regarding his personal holdings."

G.    The November 11, 1998 Meeting at the Four Seasons Hotel.

1. After the Board meeting, Dr. Fuisz, Mr. McVey, Mr. Willard and Patrick Scrivens, Executive Vice President and Chief Financial Officer of Fuisz Technologies, agreed to meet with representatives from Elan Corp. on November 11, 1998, at the Four Seasons Hotel, in New York, New York, to negotiate both Dr. Fuisz's stock deal and the proposed L&M Agreement between the companies.

2. Elan Corp. retained the prestigious law firm of Cahill, Gordon & Reindel ("Cahill, Gordon") to represent it in connection with the purchase of Dr. Fuisz's stock. Realizing that the parties would want the deal to be memorialized promptly if they reached an agreement at the November 11, 1998 meeting, Cahill, Gordon created a generic draft of a stock purchase agreement with blanks for the material terms. Cahill, Gordon also drafted a registration rights agreement and a standstill and non-compete agreement in the event such issues were part of the deal ultimately agreed upon.

3. Cahill, Gordon sent the drafts to Mr. Willard, but the lawyers did not negotiate any of the material terms of the agreement. Prior to the November 11, 1998 meeting, Elan Corp. decided that the standstill and non-compete agreement, which would have placed certain restrictions on Dr. Fuisz with respect to his business-related activities after the sale, would not be necessary and it so informed Dr. Fuisz.

4. Finally, on November 11, 1998, Dr. Fuisz and Messrs. McVey, Geaney and Lynch held a meeting in Mr. Lynch's suite in the Four Seasons Hotel in New York, New York. After discussing some of the terms of the L&M Agreement, the four men agreed that, while the material terms of the agreement would need to be fine-tuned, the companies should in principle enter into an L&M Agreement along the lines of what had been discussed in previous negotiations and that the deal should be completed within approximately two weeks.

5. In contrast, with respect to Dr. Fuisz's stock, Mr. Geaney stated that he intended to finalize the deal that very afternoon. After preliminary discussions, the parties were unable to agree on price and the negotiations seemed to be stalled. At that point, Mr. Geaney asked Messrs. Lynch and McVey to leave the room.

6. Mr. Geaney and Dr. Fuisz then began anew to negotiate the material terms of the stock deal. After considerable bargaining, they finally agreed that the purchase would take the form of a stock swap whereby Dr. Fuisz's shares of Fuisz Technologies would be valued at $16 per share, while Elan Corp.'s stock would be valued at $70 per share. Mr. Geaney and Dr. Fuisz then proceeded to agree to all of the other material terms of the agreement.

7. Dr. Fuisz then expressed concern that, as in the past, Elan Corp. would fail to promptly memorialize and perform on the agreement. Dr. Fuisz made clear that he wanted the transfer to occur prior to the year's end. Mr. Geaney assured Dr. Fuisz that Elan Corp. was a different company now that he was at the helm, and he promised that Elan Corp. would fulfill its commitment. To provide further assurances, Mr. Geaney promised that if the agreement was not memorialized in writing within two weeks, Elan Corp. would give Dr. Fuisz options on Elan Corp. stock that were valued at $500,000. Mr. Geaney referred to this option agreement as the "Black Shoals Agreement."

8. As Messrs. Lynch and McVey returned to the room, Mr. Geaney said to Mr. Lynch that "we have completed the deal." While Mr. Geaney recounted the material terms to Mr. Lynch, Mr. Lynch used a calculator to confirm that the exchange rate for the stock was properly calculated. After an adjustment was made to the exchange rate due to a mathematical error, Dr. Fuisz, Mr. Geaney and Mr. Lynch agreed that Elan Corp. and Dr. Fuisz had entered into an agreement with the following material terms:

         a.    The transaction would be a stock swap;

         b. For the purposes of the swap, Fuisz Technologies stock was valued at $16 per share, while Elan Corp. stock was valued at $70 per share;

         c.    The applicable exchange rate for the shares was .2285;

         d. In exchange for 4.2 million shares of Fuisz Technologies, Elan Corp. would transfer to Dr. Fuisz 960,000 registered Elan Corp. shares that would be immediately transferrable;

         e. The deal would include a specific "gross up" provision that would provide price protection to Dr. Fuisz in the event that Elan Corp. acquired a majority of outstanding shares of Fuisz Technologies after purchasing Dr. Fuisz's shares;

         f.    Mr. Geaney would become a Director of Fuisz Technologies;

         g. Elan Corp. would transfer to Dr. Fuisz $500,000 of Elan Corp. stock options if the agreement was not papered by November 25, 1998; and

         h. Elan Corp. had the option to exchange Elan Corp. options for Dr. Fuisz's 470,000 options to buy shares of Fuisz Technologies. The exchange rate would be based on the current value of the options.

1. After all of the terms were understood by all of the gentlemen at the meeting, Dr. Fuisz stated, "So then we have a deal?" In response, Mr. Geaney confirmed that the deal was complete. All four gentlemen then stood up and each, in turn, shook the hand of every other.

2. Mr. Lynch, upon shaking Dr. Fuisz's hand, extended his congratulations for having sold his interest in Fuisz Technologies.

H.    The Parties Continued to Act in a Manner
      Consistent with the November 11th Agreement.

1. On November 13, 1998, Mr. Willard sent a letter to Cahill, Gordon that confirmed the terms of the agreement that had been reached on November 11, 1998 (the "November 11th Agreement"), and suggested making expedited arrangements to complete the documentation that would memorialize the oral agreement.

2. Pursuant to the November 11th Agreement, on November 16, 1998, Elan Corp. elected not to acquire Dr. Fuisz's 470,000 options for shares of Fuisz Technologies because, together with Dr. Fuisz's other shares, it would have put Elan Corp.'s ownership interest at over 20% of Fuisz Technologies, which would have triggered certain Securities and Exchange Commission and accounting requirements. Dr. Fuisz acknowledged Elan Corp.'s right not to exercise that option.

3. On November 18, 1998, Cahill, Gordon sent revised drafts to Mr. Willard that varied from the November 11th Agreement with respect to (1) whether the Elan Corp. shares would be registered; (2) the duration of the "gross up" protection; and (3) whether Dr. Fuisz and his son would remain as Fuisz Technology directors. Mr. Willard reminded Cahill, Gordon by letter that the first two of these is-sues were agreed upon and should be governed by the terms of the November 11th Agreement and that the third was a Fuisz Technologies corporate internal affair. Acknowledging the binding force of the November 11th Agreement, Cahill, Gordon conceded that those terms were agreed to and sent a new draft purchase agreement to Mr. Willard on November 25, 1998.

4. While Fuisz Technologies was prepared to sign the November 25th draft stock purchase agreement as a memorialization of the November 11th Agreement, Cahill, Gordon then raised an issue with its own draft. Specifically, Cahill, Gordon said that it would be impossible as a practical matter to provide registered Elan Corp. shares with no limitations to Dr. Fuisz. Mr. Willard reminded Cahill, Gordon of the binding oral contract, but then, in hopes of facilitating a prompt transfer, agreed to allow Elan Corp. to place a one-year restriction on the share registration period, which was an immaterial change from the original agreement..

5. Mr. Willard then waited for a revised draft from Cahill, Gordon. In early December, Cahill, Gordon told Mr. Willard that the slight hold up was being caused by Elan Corp.'s need to turn its attention to closing an unrelated zero coupon bond deal.

6. Since all of the material terms were agreed upon on November 11, 1998, and draft documents reflecting that agreement were complete, Dr. Fuisz began to get concerned when the documents were not signed by mid-December. Accordingly, Dr. Fuisz attempted to hasten the process by making phone calls to Messrs. Lynch and Geaney. On more than one occasion during such phone calls, Dr. Fuisz reminded Messrs. Lynch and Geaney that Elan Corp. assured him that the stock would be transferred by the end of the year. He also reminded them that as of November 25, 1998, Elan Corp. owed to Dr. Fuisz $500,000 worth of options pursuant to the Black Shoals Agreement. Neither Mr. Lynch nor Mr. Geaney ever denied that Elan Corp. was so obligated.

7. Finally, on December 16, 1998, Mr. Willard received a final version of the stock purchase agreement that was to memorialize the November 11th Agreement. As with the November 25th draft, the writing was acceptable to Dr. Fuisz to serve as a memorial of his agreement. The transmittal letter from Cahill, Gordon to Mr. Willard stated that the signature pages from authorized representatives of Elan Corp. would be sent to Mr. Willard under a separate cover on that same night. Mr. Willard never received the signature pages.

8. By early January 1999, Fuisz Technologies still had not received paperwork reflecting the November 11th Agreement. Accordingly, Dr. Fuisz retained Wasserstein, Perrela & Co., Inc. ("Wasserstein") to help facilitate the transfer of stock.


9. On January 18, 1999, Mr. Lynch called Dr. Fuisz and left him a message stating that signatures for the documents memorializing the November 11th Agreement would be obtained that week. 10. Wasserstein arranged a telephone call with Mr. Lynch on Friday, January 22, 1999, because it still had not received the documents. Shockingly, and without explanation, Mr. Lynch told Wasserstein that the deal was off.

I. Fuisz Technologies' Negotiated the L&M Agreement in Good Faith After the November 11th Agreement.

1. At the November 11, 1998 meeting, Mr. Lynch had proposed to Mr. McVey that Mr. Willard create the first draft of the L&M Agreement. Accordingly, on November 16, 1998, Mr. Willard sent by facsimile to Mr. Lynch a draft L&M Agreement. In essence, the draft agreement proposed that Elan Corp. would pay a licensing fee to Fuisz Technologies for the licenses and rights to manufacture
1.5 billion pills per contract year. Moreover, the draft L&M Agreement contemplated that Elan Corp. would then sell the manufactured pills to Fuisz Technologies. Fuisz Technologies would pay to Elan Corp. one-half of the profits it received from reselling the manufactured pills to other buyers. On November 17, 1998, Mr. Willard sent a revised draft by facsimile to Mr. Lynch and his assistant.

2. On November 18, 1998, William C. Clark, President of Elan Pharmaceutical Operations (the division of Elan Corp. that was involved in the L&M Agreement) sent to Mr. Willard a letter in which he raised a number of issues regarding Mr. Willard's draft L&M Agreement. Further, he asked Mr. Willard to provide him with more highly sensitive proprietary and confidential information regarding the licenses, technologies and products that would be involved in the L&M Agreement. Finally, Mr. Clark stated that after he received this information, Elan Corp. would create the next draft agreement.

3. On December 14, 1998, Martin Kelleher, counsel for Elan Corp., sent to Mr. Willard a new draft L&M Agreement. While certain issues were still outstanding, Mr. Willard promptly returned the draft agreements with comments on the same day.

4. By December 23, 1998, as Mr. McVey was about to begin a two week vacation, he still had not received the next revision from Elan Corp. and he knew that the parties had not yet agreed on all of the material terms of the L&M Agreement. Mr. McVey was growing particularly concerned with the delay in light of the fact that Elan Corp.'s stock deal with Dr. Fuisz had been agreed upon over a month before at the November 11, 1998 meeting. Mr. McVey feared that Elan Corp., after having secured nearly 20% of Fuisz Technologies' outstanding shares, was having second thoughts about the L&M Agreement.

5. Accordingly, Mr. McVey called Mr. Lynch on December 23, 1998, and expressed his concerns. Mr. McVey wanted to save the deal, but he did not want Fuisz Technologies to continue to provide Elan Corp. with highly sensitive confidential materials and access to its proprietary technologies for some indefinite period of time when there was no assurance that the two companies would ever reach an agreement. Accordingly, Mr. McVey told Mr. Lynch that he would give Elan Corp. until January 31, 1999 to work out the outstanding issues and execute an L&M Agreement in return for some assurance that Elan Corp. would proceed for the next month with good-faith bargaining.

6. To that end, on December 23, 1998, Mr. McVey, on behalf of Fuisz Technologies entered into a written option contract that was signed by Mr. Geaney, which granted Elan Corp. an exclusive option to enter into the contemplated L&M Agreement substantially in the same form as the last drafts (dated December 16th and 17th), subject to the final resolution of the following outstanding issues: (a) the amount of the licensing fee; (b) the nature of Elan Corp.'s right to terminate the con-tract; (c) the extent to which Fuisz Technologies would pay for manufacturing costs; and (d) stamp tax liability.

7. Under the option contract, as consideration for the exclusive option, Elan Corp. would pay to Fuisz Technologies $5 million by January 31, 1999. However, if the L&M Agreement were executed by January 31, 1999, the $5 million would be applied to the licensing fee owed to Fuisz Technologies under the L&M Agreement.

8.       The option contract also contained the following provision:
         In the event that the Licensing and Manufacturing Agreements are not executed by January 31, 1999 . . . solely as a result of Fuisz's failure or refusal to negotiate in good faith, which failure or refusal shall be deemed to include its bargaining to impasse and failing to agree upon terms that are materially similar to those included in the [Licensing] and Manufacturing Agreements, then Elan shall not be required to pay the Option fee to Fuisz.

This provision describes the only circumstance -- Fuisz Technologies' unilateral refusal to negotiate in good faith -- that would allow Elan Corp. to avoid its obligation to pay the $5 million option fee.

1. By January 12, 1999, Fuisz Technologies had heard nothing further from Elan Corp. regarding the L&M Agreement. Accordingly, on that day, Mr. Willard called Mr. Kelleher and offered to travel to Ireland to meet with Mr. Kelleher and resume negotiations on the deal. Mr. Kelleher specifically told Mr. Willard to stay home, stating with apparent confidence that the outstanding issues were too few and minor to require a trip overseas.

2. On January 15, 1999, Mr. Kelleher called Mr. Willard and asked for a recitation of Fuisz Technologies proposals on all four of the outstanding issues that were enumerated in the option contract. Becoming increasingly concerned about the delay, Mr. Willard stated Fuisz Technologies' position on three of the outstanding issues on that phone call, and promptly sent an e-mail to Mr. Kelleher regarding the fourth. Mr. Kelleher agreed to send to Mr. Willard a revised draft of the L&M Agreement.

3. After that telephone call, Mr. Willard sent at least two e-mails to Mr. Kelleher inquiring about the status of the L&M Agreement.

4. On January 18, 1999, Mr. Lynch called Mr. McVey to inform him that the documentation reflecting the November 11th Agreement regarding Dr. Fuisz's stock was nearly complete. Mr. McVey asked Mr. Lynch on that same phone call when the L&M Agreement would be finalized. Mr. Lynch said he wanted to completely finish the documentation for the November 11th Agreement prior to turning to the L&M Agreement.

5. On January 19, 1999, Mr. Kelleher called Mr. Willard and promised a revised draft by January 22, 1999.

6. On January 25, 1999, Mr. Kelleher called Mr. Willard and apologized for the tardiness of the revised draft that had still not been sent. Mr. Kelleher stated that he was sick and at home, but that he had incorporated everyone's comments into a draft, with the exception of one individual, whom he would see the next morning. Accordingly, Mr. Kelleher promised to send a revised draft to Mr. Willard by close of business on January 26, 1999. Fuisz Technologies never received a revised draft agreement.

7. On January 27, 1999, Mr. Willard left a phone message for Mr. Kelleher which stated that he needed to hear from Mr. Kelleher promptly with respect to the L&M Agreement.

8. On January 31, 1999, the time elapsed for Elan Corp. to make the $5 million payment. That payment is due.

J.    Elan Corp. Has Misused and Misappropriated Confidential
      Information That It Acquired from Fuisz Technologies.

1. Elan Corp., after having acquired substantial amounts of highly confidential and sensitive trade secrets and other information, has misused such information to the detriment of Fuisz Technologies. Indeed, Elan Corp. has, among other things, informed certain drug manufacturers that it is aware of the nature of such manufacturer's business agreements with Fuisz Technologies. Because drug manufacturers rely on keeping such information secret in order to compete in the drug industry, such reports from Elan Corp. have infuriated certain Fuisz Technologies clients and damaged Fuisz Technologies' relationship with them.

                                     COUNT I

                (On Behalf of Dr. Fuisz for Breach of Contract --
                          the November 11th Agreement)

1. Dr. Fuisz incorporates by reference the allegations contained in paragraphs 1 through 65 of the Complaint.

2. On November 11, 1998, Dr. Fuisz, Donal Geaney and Thomas Lynch agreed upon all of the material terms of a contract pursuant to which Elan Corp. was required to purchase from Dr. Fuisz a certain quantity of shares of Fuisz Technologies stock. Dr. Fuisz shook hands with Messrs. Geaney and Lynch, who represented that they were authorized to act on behalf of Elan Corp., to confirm that the oral contract was binding on both parties. The conduct of the parties and others after November 11, 1998 was consistent with the fact that the parties believed that they had entered into a binding oral contract on November 11, 1998. Accordingly, the November 11th Agreement was a binding contract.

3. The November 11th Agreement also provided that Elan Corp. would transfer to Dr. Fuisz $500,000 worth of options to buy Elan Corp. stock if the November 11th Agreement was not memorialized by November 25, 1998. The November 11th Agreement was never so memorialized.

4. Dr. Fuisz has honored all of his obligations under the November 11th Agreement, and he was and is ready, willing and able to perform. Accordingly, when Thomas Lynch stated on January 22, 1999, that the deal was off, Elan Corp. materially breached the November 11th Agreement.

5. Dr. Fuisz has suffered irreparable injury as a direct and proximate result of Elan Corp.'s breach of the November 11th Agreement. Accordingly, specific performance of the November 11th Agreement should be granted because there is no adequate remedy at law.

6. In the alternative, Dr. Fuisz should receive damages in an amount to be proven at trial.

                                    COUNT II

                (On Behalf of Dr. Fuisz for Promissory Estoppel)

1. Dr. Fuisz incorporates by reference the allegations contained in paragraphs 1 through 71 of the Complaint.

2. Donal Geaney and Thomas Lynch, on behalf of Elan Corp., promised and agreed with Dr. Fuisz that Elan Corp. would purchase his Fuisz Technologies stock.

3. Dr. Fuisz took numerous steps in reliance upon Elan Corp.'s promise by, among other things, refraining from locating another buyer for his stock. Dr. Fuisz's reliance was reasonable because the promise was made by the two highest officials at Elan Corp. and they gave repeated assurances that it would be kept.

4. Dr. Fuisz's reasonable reliance was detrimental because it caused him to turn down and refrain from seeking other opportunities to sell his shares. As a result, he did not complete the transaction prior to year's end and he did not sell the stock when it was trading at a higher market price. Accordingly, Dr. Fuisz suffered actual damages as a direct and proximate result.

                                   COUNT III

                      (On Behalf of Fuisz Technologies for
                         Breach of the Option Contract)

1. Fuisz Technologies incorporates by reference the allegations contained in paragraphs 1 through 75 of the Complaint.

2. On December 23, 1998, Elan Corp. and Fuisz Technologies executed a written option contract that gave Elan Corp. the exclusive option to enter into a licensing and manufacturing agreement with Fuisz Technologies until January 31, 1999. The agreement was signed by Kenneth McVey on behalf of Fuisz Technolo-gies and Donal Geaney on behalf of Elan Corp. The option contract was therefore enforceable.

3. As consideration for the exclusive option under the option contract, Elan Corp. was obligated to pay to Fuisz Technologies an option fee in the amount of $5,000,000 by January 31, 1999.

4. Fuisz Technologies has performed all of its obligations under the option contract and demanded payment of the option fee on February 1, 1999.

5. Elan Corp. breached the option contract by failing to pay to Fuisz Technologies $5,000,000 by January 31, 1999.

6. Fuisz Technologies has suffered damages in the amount of the option fee, plus interest, as a direct and proximate result of Elan Corp.'s breach of the option contract.

                                    COUNT IV

                      (On Behalf of Fuisz Technologies for
             Breach of the March 3, 1998 Confidentiality Agreement)

1. Fuisz Technologies incorporates by reference the allegations contained in paragraphs 1 through 81 of the Complaint.

2. On March 3, 1998, Elan Corp. entered into a Confidentiality Agreement with Fuisz Technologies that obligated Elan Corp. to limit the use and protect the confidentiality of materials and information that relates or belongs to Fuisz Technologies.

3. Elan Corp. has disclosed such information and materials, including highly sensitive and proprietary information regarding Fuisz Technologies proprietary drug delivery technologies and confidential business relationships, to outside parties.

4. Moreover, the Confidentiality Agreement provides that, upon demand from Fuisz Technologies, Elan Corp. must return all such information and materials to Fuisz Technologies. Fuisz Technologies made such a demand, but no such materials have been returned and no arrangements have been made for their return.

5. Accordingly, Elan Corp. has breached the Confidentiality Agreement and Fuisz Technologies has suffered actual damages as a result. Morever, Fuisz Technologies has suffered irreparable harm, and will continue to suffer irreparable harm, in that Elan Corp. has improperly disclosed, misappropriated and used information and materials that are covered by the Confidentiality Agreement. To avoid further irreparable injury, the Court should also issue an injunction compelling the return by Elan Corp. of all of Fuisz Technologies' proprietary and trade secret information.

                                    COUNT V

                      (On Behalf of Fuisz Technologies for
                       Misappropriation of Trade Secrets)

1. Fuisz Technologies incorporates by reference the allegations contained in paragraphs 1 through 86 of the Complaint.

2. Due to the competitive nature of the drug delivery industry, Fuisz Technologies relies heavily on the confidentiality of trade secrets, including but not limited to, proprietary and highly sensitive drug technologies, business plans and confidential manufacturing arrangements that involve products that belong to other companies.


3. The confidentiality of this information is crucial to the success of Fuisz Technologies. Indeed, this information allows Fuisz Technologies to gain strategical advantages over its competitors and could amount to the difference between the success and failure of the whole enterprise. Accordingly, Fuisz Technologies takes extraordinary and expensive measures to protect the confidentiality of such information.

4. Upon information and belief, Elan Corp. has misappropriated and will continue to misappropriate such trade secrets, by disclosing this sensitive information regarding Fuisz Technologies drug delivery processes and confidential manufacturing arrangements to other parties (in breach of the Confidentiality Agreement), in order to gain a tactical advantage on Fuisz Technologies.

5. As a direct and proximate result of Elan Corp.'s misappropriation of Fuisz Technologies' trade secrets, Fuisz Technologies has suffered actual damages. Morever, Fuisz Technologies has suffered irreparable harm, and will continue to suffer irreparable harm, in that Elan Corp. has improperly disclosed, misappropriated and used information and materials that are covered by the Confidentiality Agreement. To avoid further irreparable injury, the Court should also issue an injunction compelling the return by Elan Corp. of all of Fuisz Technologies' proprietary and trade secret information.

         WHEREFORE, plaintiffs, Dr. Richard C. Fuisz and Fuisz Technologies Ltd., demand judgment against defendant, Elan Corporation, plc, and requests the following relief:

   A.    Under Count I, Dr. Fuisz seeks:

         (1) specific performance of the binding oral contract that was agreed to by the parties on November 11, 1998; and/or

         (2)   monetary damages in an amount to be determined at trial;

   B. Under Count II, Dr. Fuisz seeks compensatory damages in an amount to be determined at trial;

   C. Under Count III, Fuisz Technologies seeks monetary damages for $5,000,000 plus interest;

   D.    Under Counts IV and V, Fuisz Technologies seeks:

         (1) an injunction compelling Elan Corp. to (a) cease and desist from breaching the confidentiality agreement and/or misappropriating trade secrets and (2) immediately return to Fuisz Technologies all proprietary and confidential information obtained from Fuisz Technologies;

         (2)   compensatory damages in an amount to be proven at trial;

         (3)   punitive damages; and

         (4) attorneys fees and expenses incurred as a result of the filing of this Complaint, to be established at trial.

   E. Under all of the Counts, Dr. Fuisz and Fuisz Technologies seek such other and further relief as this Court may deem appropriate.

                                    Respectfully submitted,

                                    SKADDEN, ARPS, SLATE,
                                      MEAGHER & FLOM LLP

                                    By:
                                          ----------------------------
                                          Jonathan J. Lerner (JL 7117)
                                          919 Third Avenue
                                          New York, New York  10022
                                          (212) 735-3000


                                          ---------------------------
                                          Richard L. Brusca (RB 1515)
                                          August J. Matteis, Jr.
                                          Robyn C. Quattrone
                                          SKADDEN, ARPS, SLATE,
                                           MEAGHER & FLOM LLP
                                          1440 New York Avenue, N.W.
                                          Washington, D.C.  20005
                                          (202) 371-7000

                                          Attorneys for Plaintiffs
                                           Dr. Richard C. Fuisz and
                                           Fuisz Technologies Ltd.

Dated: February 3, 1999

                                 JURY REQUESTED